SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Digital Generation, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25400B108
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 968,536 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 968,536 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 968,536 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 891,851 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 891,851 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 891,851 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,363 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,363 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,363 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 121,327 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 121,327 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 121,327 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,996,077 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,996,077 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,996,077 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,996,077 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,996,077 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,996,077 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 8 of 15 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 14, 2013 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on January 18, 2013 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Digital Generation, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5 and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $20,165,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned.

The source of the funds used to acquire the Common Stock reported herein is the working capital of SPOT, CMAG, CSO and CREL for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 20, 2013, the representatives of the Reporting Persons spoke with executives of the Issuer and expressed their view that the Common Stock was grossly undervalued given the operating performance of the business and that the Board of the Issuer should immediately terminate the Issuer’s Rights Agreement dated September 5, 2012, and thereby allow all interested buyers of the Common Stock to buy stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,996,077 shares of Common Stock, constituting approximately 7.2% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 27,667,730 shares of Common Stock outstanding as of January 24, 2013, as reported in the Issuer's Proxy Statement on Schedule 14A, filed with the SEC on January 29, 2013.

(i)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 968,536 shares of Common Stock.
Percentage: Approximately 3.5% as of the date hereof.

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 9 of 15 Pages

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 968,536 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 968,536 shares of Common Stock

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 891,851 shares of Common Stock.
Percentage: Approximately 3.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 891,851 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 891,851 shares of Common Stock

(iii)	CSO:
	(a)	As of the date hereof, CSO may be deemed the beneficial owner of 14,363 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,363 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,363 shares of Common Stock

(iv)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 121,327 shares of Common Stock.
Percentage: Approximately 0.4% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 121,327 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 121,327 shares of Common Stock

(v)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 1,996,077 shares of Common Stock.
Percentage: Approximately 7.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,996,077 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,996,077 shares of Common Stock

(vi)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 1,996,077 shares of Common Stock.
Percentage: Approximately 7.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,996,077 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,996,077 shares of Common Stock

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 10 of 15 Pages

(b) By virtue of investment management agreements with SPOT, CMAG, CSO and CREL, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,996,077 shares of Common Stock beneficially owned by SPOT, CMAG, CSO and CREL. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 1 is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Clinton currently holds options on 1,900 shares of Common Stock with an exercise date of April 20, 2013 and a strike price of $10.00.

Clinton has sold options on (i) 1,527,800 shares of Common Stock with an exercise date of March 16, 2013 and a strike price ranging from $7.50 to $15.00; and (ii) 150,200 shares of Common Stock with an exercise date of June 22, 2013 and a strike price of $10.00.

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 11 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Group, Inc., its investment manager
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 12 of 15 Pages

/s/ George E. Hall
George E. Hall

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 13 of 15 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS SINCE THE FILING OF AMENDMENT NO. 1

This Schedule sets forth information with respect to each purchase and sale of Common Stock that was effectuated by a Reporting Person since the filing of Amendment No. 1. As of the date of this Amendment No. 2, SPOT, CMAG, CSO and CREL are the only Reporting Persons that directly own Common Stock. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/18/2013	5,000	10.2299
1/18/2013	2,500	10.2098
1/18/2013	20,000	10.2538
1/18/2013	(40,700)	10
1/23/2013	2,500	10.6313
1/24/2013	7,500	10.7016
1/25/2013	2,400	10.7
1/25/2013	5,967	10.7599
1/25/2013	1,072	10.7045
1/29/2013	7,500	10.0933
1/30/2013	1,000	9.8643
1/30/2013	5,000	10.0007
1/30/2013	7,500	10.0377
2/1/2013	12,500	9.8381
2/4/2013	2,500	9.8753
2/4/2013	10,000	9.5491
2/5/2013	2,400	9.4788
2/6/2013	9,600	9.6531
2/6/2013	4,800	9.7542
2/7/2013	6,300	9.9247
2/7/2013	15,000	10.1579
2/8/2013	7,200	10.1229
2/8/2013	2,400	9.9414
2/11/2013	4,800	9.9454
2/12/2013	12,000	9.8456
2/13/2013	3,000	9.5539
2/14/2013	(4,800)	9.2052
2/14/2013	4,800	9.3748
2/14/2013	9,600	9.3748
2/15/2013	576	9.1038
2/15/2013	(4,800)	8.9014
2/15/2013	4,944	9.0243
2/15/2013	(720)	9.107
2/15/2013	(576)	9.107
2/19/2013	5,000	6.9342
2/20/2013	22,000	6.7302

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 14 of 15 Pages

 CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/18/2013	4,500	10.2299
1/18/2013	2,250	10.2098
1/18/2013	18,000	10.2538
1/18/2013	(43,600)	10
1/23/2013	2,250	10.6313
1/24/2013	6,750	10.7016
1/25/2013	4,475	10.7599
1/25/2013	804	10.7045
1/28/2013	7,797	10.5393
1/29/2013	6,000	10.0933
1/30/2013	900	9.8643
1/30/2013	4,500	10.0007
1/30/2013	6,750	10.0377
2/1/2013	10,000	9.8381
2/4/2013	2,250	9.8753
2/4/2013	9,000	9.5491
2/5/2013	2,250	9.4788
2/6/2013	9,000	9.6531
2/6/2013	4,500	9.7542
2/8/2013	6,750	10.1229
2/8/2013	2,250	9.9414
2/11/2013	4,500	9.9454
2/12/2013	11,250	9.8456
2/13/2013	3,000	9.5539
2/14/2013	(4,500)	9.2052
2/14/2013	4,500	9.3748
2/14/2013	9,000	9.3748
2/15/2013	540	9.1038
2/15/2013	(4,500)	8.9014
2/15/2013	4,635	9.0243
2/15/2013	(540)	9.107
2/15/2013	(675)	9.107
2/19/2013	4,000	6.9342
2/20/2013	20,000	6.7302

CSO

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/18/2013	(2,800)	10
1/25/2013	1,494	10.7599
1/25/2013	269	10.7045

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/18/2013	500	10.2299
1/18/2013	250	10.2098
1/18/2013	2,000	10.2538
1/18/2013	(5,100)	10
1/23/2013	250	10.6313
1/24/2013	750	10.7016
1/25/2013	2,983	10.7599
1/25/2013	536	10.7045
1/29/2013	1,500	10.0933

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 15 of 15 Pages

1/30/2013	100	9.8643
1/30/2013	500	10.0007
1/30/2013	750	10.0377
1/31/2013	1,902	10.0942
1/31/2013	3,098	10.1519
2/1/2013	2,500	9.8381
2/4/2013	250	9.8753
2/4/2013	1,000	9.5491
2/5/2013	350	9.4788
2/6/2013	1,400	9.6531
2/6/2013	700	9.7542
2/8/2013	1,050	10.1229
2/8/2013	350	9.9414
2/11/2013	700	9.9454
2/12/2013	1,750	9.8456
2/13/2013	4,000	9.5539
2/14/2013	(700)	9.2052
2/14/2013	700	9.3748
2/14/2013	1,400	9.3748
2/15/2013	84	9.1038
2/15/2013	(700)	8.9014
2/15/2013	721	9.0243
2/15/2013	(84)	9.107
2/15/2013	(105)	9.107
2/19/2013	1,000	6.9342
2/20/2013	8,000	6.7302